November 27, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (402) 346-3375

Berkshire Hathaway, Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131
Attn: Marc Hamburg, Chief Financial Officer

> **Re:** **Berkshire Hathaway, Inc.**
> **Definitive 14A**
> **Filed March 14, 2007**
> **File No. 1-14905**

Dear Mr. Hamburg:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3612.

Sincerely,

Michael Reedich
Special Counsel